[LETTERHEAD]

July 3, 2012

VIA EDGAR AND EMAIL

Jeffrey P. Riedler

Assistant Director

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Watson Pharmaceuticals, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2011

Filed February 16, 2012

File No. 001-13305

Dear Mr. Riedler:

We are writing in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) in your letter dated June 27, 2012. For your convenience, the Staff’s comments precede our response.

Comment 1

Item 1. Business, page 3

1.	We note your response to our prior comment 1 and that you have requested confidential treatment for the specific percentages of gross profits on sales of methylphenidate ER that you receive over the course of the OMJPI agreement. Please note that we are typically willing to grant confidential treatment for specific individual royalty percentages provided that a range of royalty percentages is publically disclosed. As such please revise your disclosure to provide a percentage range of the gross profit that you currently derive from sales of methylphenidate ER and ensure that the disclosed percentage range is with 10% (e.g. “between 10% and 20%” or “in the thirties”). In the alternative, please provide a full legal analysis as to why the percentage range of gross profits you currently derive from sales of methylphenidate ER would not represent information that a reasonable investor would consider important in making an investment decision.

Our Response:

The Company respectfully acknowledges the Staff’s comment. The Company will add the following disclosure regarding the material terms of the contracts in “Note 1 – General” to Notes To Condensed Consolidated Financial Statements of the 2012 Second Quarter 10-Q. New language is indicated in underline.

Jeffrey P. Riedler

July 3, 2012

“Global Generics Business Development”

Under the terms of its agreement with OMJPI, Watson pays a royalty to OMJPI based on gross profit as defined in the agreement. During the second quarter of 2012, the royalty payable to OMJPI was approximately 50% of gross profit after deducting the cost of the product supplied by OMJPI.

* * *

If you have any questions concerning the foregoing, please call Todd Joyce at 862-261-7000.

Sincerely,

/s/ R. Todd Joyce

R. Todd Joyce

Chief Financial Officer – Global